Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2026

BEIJING, April 22, 2026 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2026, which is the third quarter of New Oriental’s fiscal year 2026.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2026

•	Total net revenues increased by 19.8% year over year to US$1,417.3 million for the third fiscal quarter of 2026.

•	Operating income increased by 44.8% year over year to US$180.3 million for the third fiscal quarter of 2026.

•	Net income attributable to New Oriental increased by 45.3% year over year to US$126.8 million for the third fiscal quarter of 2026.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2026	3Q FY2025	% of change
Net revenues	1,417,341	1,183,055	19.8%
Operating income	180,320	124,519	44.8%
Non-GAAP operating income (2)(3)	202,885	142,056	42.8%
Net income attributable to New Oriental	126,815	87,255	45.3%
Non-GAAP net income attributable to New Oriental (2)(3)	152,183	113,344	34.3%
Net income per ADS attributable to New Oriental - basic	0.80	0.54	48.7%
Net income per ADS attributable to New Oriental - diluted	0.79	0.54	47.7%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.97	0.70	37.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.95	0.70	36.5%

(in thousands US$, except per ADS(1) data)	9M FY2026	9M FY2025	% of change
Net revenues	4,131,762	3,657,107	13.0%
Operating income	557,454	436,924	27.6%
Non-GAAP operating income (2)(3)	627,558	472,550	32.8%
Net income attributable to New Oriental	412,990	364,616	13.3%
Non-GAAP net income attributable to New Oriental (2)(3)	483,346	418,988	15.4%
Net income per ADS attributable to New Oriental - basic	2.61	2.24	16.5%
Net income per ADS attributable to New Oriental - diluted	2.58	2.22	16.0%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	3.05	2.57	18.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	3.02	2.55	18.2%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain) /loss from fair value change of investments, loss from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2026

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to share of continued acceleration in our revenue growth year over year in the third fiscal quarter of 2026. Revenues from overseas test preparation increased by approximately 7.4%. In addition, our domestic test preparation business targeting adults and university students grew by approximately 14.5% year over year, followed by a growth of 23.3% year over year for our new educational business initiatives. Our non-academic tutoring courses was rolled out in around 60 cities, attracting approximately 458,000 student enrollments this quarter. Concurrently, our intelligent learning system and devices were adopted in around 60 cities, with approximately 367,000 active paid users. We are sharpening our focus on our core education business, prioritizing enhancements of teaching standards and product quality. Simultaneously, we will optimize our cost structure and operational efficiency to drive high-quality, efficient, and sustainable growth. We have also established a comprehensive customer service system spanning all departments, which now serves over 330,000 families in 12 cities. This infrastructure strengthens customer loyalty and retention, unlocks cross-selling potential, maximizes customer lifetime value all while lowering both customer acquisition and marketing costs. We remain committed to enhancing our brand influence and creating long-term value for our customers and shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal quarter, we continued to execute our strategy of disciplined capacity expansion, balancing revenue growth with operational efficiency. As part of our ongoing commitment, we further enhanced our OMO teaching system and deepened AI integration across our education ecosystem. This quarter, we made notable progress in embedding AI into existing educational offerings, refining AI-powered products, and deploying AI to improve operational efficiency and support for our teaching staff. In addition, East Buy remains committed to offering premium products and exceptional services to Chinese families. We launched multiple live-streaming accounts on Douyin, creating a comprehensive multi-account matrix including East Buy Home, East Buy Fruit & Vegetables, East Buy Nutrition & Health, followed by other vertical channels. We also optimized live-streaming content and introduced innovative initiatives such as live streamer recruitment campaign and supplier conferences. East Buy will continue advancing private label development, membership ecosystem, offline expansion, and operational efficiency to drive sustainable long-term growth.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “We are encouraged by the continued year over year improvement in our Non-GAAP operating margin in this quarter. This was primarily driven by enhanced operational efficiency and improved utilization within our educational business. We recorded a quarterly Non-GAAP operating margin of 14.3%, up by 230 basis points compared to the same period last fiscal year. Looking ahead, we remain committed to executing the cost and efficiency initiatives already underway across key business lines. Targeted structural optimizations have enabled fixed cost reduction and driven greater operational efficiency, steadily elevating our operating profit margins and strengthening our foundation for sustainable, profitable growth.”

Update on Shareholder Return for the Fiscal Year 2026

In October 2025, the Company announced that, pursuant to its previously adopted three-year shareholder return plan, the board of directors had approved an ordinary dividend of US$0.12 per common share, or US$1.20 per ADS, to be distributed in two installments as part of the shareholder return for the fiscal year 2026. The first installment has been fully paid to shareholders and ADS holders. The board has now approved the payment of the second installment of US$0.06 per common share, or US$0.6 per ADS, to holders of common shares and holders of ADSs of record as of the close of business on May 15, 2026, Beijing/Hong Kong Time and New York Time, respectively, with the expected payment date to be on or around June 2, 2026 and June 5, 2026 for holders of common shares and holders of ADSs, respectively.

For holders of common shares, in order to qualify for the second installment of the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on May 15, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Additionally, as part of the shareholder return for the fiscal year 2026, the Company also announced in October 2025 a share repurchase program, under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the subsequent 12 months. As of April 21, 2026, the Company had repurchased a total of approximately 3.3 million ADSs for an aggregate consideration of approximately US$184.3 million from the open market under this share repurchase program.

Financial Results for the Third Fiscal Quarter Ended February 28, 2026

Net Revenues

For the third fiscal quarter of 2026, New Oriental reported net revenues of US$1,417.3 million, representing a 19.8% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s new educational business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,237.0 million, representing a 16.9% increase year over year.

•	Cost of revenues increased by 23.4% year over year to US$656.2 million.

•	Selling and marketing expenses increased by 9.1% year over year to US$198.8 million.

•	General and administrative expenses for the quarter increased by 10.8% year over year to US$382.1 million.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 30.9% to US$21.1 million in the third fiscal quarter of 2026.

Operating Income and Operating Margin

Operating income was US$180.3 million, representing a 44.8% increase year over year. Non-GAAP income from operations for the quarter, excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was US$202.9 million, representing a 42.8% increase year over year.

Operating margin for the quarter was 12.7%, compared to 10.5% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the quarter was 14.3%, compared to 12.0% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$126.8 million, representing a 45.3% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.80 and US$0.79, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss from equity method investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, was US$152.2 million, representing a 34.3% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.97 and US$0.95, respectively.

Cash Flow

Net operating cash outflow for the third fiscal quarter of 2026 was approximately US$7.5 million and capital expenditures for the quarter were US$68.8 million.

Balance Sheet

As of February 28, 2026, New Oriental had cash and cash equivalents of US$1,783.4 million. In addition, the Company had US$1,491.7 million in term deposits and US$1,953.2 million in short-term investments.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the third quarter of fiscal year 2026 was US$1,885.9 million, an increase of 7.8% as compared to US$1,749.9 million at the end of the third quarter of fiscal year 2025.

Financial Results for the Nine Months Ended February 28, 2026

For the first nine months of fiscal year 2026, New Oriental reported net revenues of US$4,131.8 million, representing a 13.0% increase year over year.

Operating income was US$557.5 million, representing a 27.6% increase year over year. Non-GAAP operating income, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions for the first nine months of fiscal year 2026 was US$627.6 million, representing a 32.8% increase year over year.

Operating margin for the first nine months of fiscal year 2026 was 13.5%, compared to 11.9% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the first nine months of fiscal year 2026, was 15.2%, compared to 12.9% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2026 was US$413.0 million, representing a 13.3% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2026 amounted to US$2.61 and US$2.58, respectively.

Non-GAAP net income attributable to New Oriental, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss from equity method investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, for the first nine months of fiscal year 2026 was US$483.3 million, representing a 15.4% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2026 amounted to US$3.05 and US$3.02, respectively.

Outlook for the Fourth Quarter of the Fiscal Year 2026

New Oriental expects total net revenues in the fourth quarter of the fiscal year 2026 (March 1, 2026 to May 31, 2026) to be in the range of US$1,429.6 million to US$1,466.9 million, representing year over year increase in the range of 15% to 18%.

Driven by encouraging growth across various business lines, New Oriental raises the full year guidance of total net revenues in the fiscal year 2026 (June 1, 2025 to May 31, 2026) to be in the range of US$5,561.4 million to US$5,598.7 million, representing a year over year increase in the range of 13% to 14%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change. The forecast is based on the current USD/RMB exchange rate, which is also subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 22, 2026, U.S. Eastern Time (8 PM on April 22, 2026, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register-conf.media-server.com/register/BI2d1b37f83b4645f08b73fdd17af502f3.

It will automatically direct you to the registration page of “New Oriental FY2026 Q3 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/7x5ve8hp first. The replay will be available until April 22, 2027.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter and full year of fiscal year 2026, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant increase in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2026	As of May 31 2025
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,783,403	1,612,379
Restricted cash, current	157,471	180,724
Term deposits, current	1,065,883	1,092,115
Short-term investments	1,953,163	1,873,502
Accounts receivable, net	35,716	33,629
Inventory, net	86,048	80,884
Prepaid expenses and other current assets, net	338,542	307,902
Amounts due from related parties, current	6,872	6,567

Total current assets	5,427,098	5,187,702

Restricted cash, non-current	95,923	24,030
Term deposits, non-current	425,857	355,665
Property and equipment, net	826,853	767,346
Land use rights, net	56,735	54,900
Amounts due from related parties, non-current	14,159	12,464
Long-term deposits	55,337	48,815
Intangible assets, net	9,168	13,020
Goodwill, net	45,952	43,832
Long-term investments, net	382,191	388,481
Deferred tax assets, net	85,603	97,932
Right-of-use assets	809,409	793,842
Other non-current assets	10,075	17,470

Total assets	8,244,360	7,805,499

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	108,509	80,484
Accrued expenses and other current liabilities	795,005	830,583
Income taxes payable	215,512	167,881
Amounts due to related parties	396	405
Deferred revenue	1,885,872	1,954,464
Operating lease liability, current	273,263	255,997

Total current liabilities	3,278,557	3,289,814

Deferred tax liabilities	14,148	14,174
Unsecured senior notes	—	14,403
Operating lease liabilities, non-current	533,707	533,376

Total long-term liabilities	547,855	561,953

Total liabilities	3,826,412	3,851,767

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	4,086,130	3,661,873
Non-controlling interests	331,818	291,859

Total equity	4,417,948	3,953,732

Total liabilities and equity	8,244,360	7,805,499

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,417,341	1,183,055

Operating cost and expenses (note 1)
Cost of revenues	656,174	531,586
Selling and marketing	198,785	182,240
General and administrative	382,062	344,710

Total operating cost and expenses	1,237,021	1,058,536

Operating income	180,320	124,519

Gain/(Loss) from fair value change of investments	1,202	(212)
Other income, net	18,466	29,095
Provision for income taxes	(54,723)	(52,579)
Loss from equity method investments	(5,381)	(11,157)

Net income	139,884	89,666

Net income attributable to non-controlling interests	(13,069)	(2,411)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	126,815	87,255

Net income per share attributable to New Oriental-Basic (note 2)	0.08	0.05
Net income per share attributable to New Oriental-Diluted (note 2)	0.08	0.05
Net income per ADS attributable to New Oriental-Basic (note 2)	0.80	0.54
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.79	0.54

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	180,320	124,519
Share-based compensation expenses	21,092	16,119
Amortization of intangible assets resulting from business acquisitions	1,473	1,418

Non-GAAP operating income	202,885	142,056

Operating margin	12.7%	10.5%
Non-GAAP operating margin	14.3%	12.0%
Net income attributable to New Oriental	126,815	87,255
Share-based compensation expenses	20,223	14,151
(Gain)/Loss from fair value change of investments	(1,202)	212
Amortization of intangible assets resulting from business acquisitions	913	882
Loss from equity method investments	5,381	11,157
Gain on disposals of investments and others	(36)	(161)
Tax effects on Non-GAAP adjustments	89	(152)

Non-GAAP net income attributable to New Oriental	152,183	113,344

Net income per ADS attributable to New Oriental - Basic (note 2)	0.80	0.54
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.79	0.54
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.97	0.70
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.95	0.70
Weighted average shares used in calculating basic net income per ADS (note 2)	1,576,580,766	1,612,894,657
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,596,357,200	1,624,843,387
Net income per share - basic	0.08	0.05
Net income per share - diluted	0.08	0.05
Non-GAAP net income per share - basic	0.10	0.07
Non-GAAP net income per share - diluted	0.10	0.07

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	211	698
Selling and marketing	622	1,894
General and administrative	20,259	13,527

Total	21,092	16,119

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net cash (used in)/provided by operating activities	(7,455)	963
Net cash provided by investing activities	48,717	79,891
Net cash used in financing activities	(137,988)	(94,581)
Effect of exchange rate changes	35,385	(8,069)

Net change in cash, cash equivalents and restricted cash	(61,341)	(21,796)

Cash, cash equivalents and restricted cash at beginning of period	2,098,138	1,611,073
Cash, cash equivalents and restricted cash at end of period	2,036,797	1,589,277

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	4,131,762	3,657,107

Operating cost and expenses (note 1)
Cost of revenues	1,850,856	1,613,419
Selling and marketing	593,346	572,053
General and administrative	1,130,106	1,034,711

Total operating cost and expenses	3,574,308	3,220,183

Operating income	557,454	436,924

Gain/(Loss) from fair value change of investments	7,651	(9,620)
Other income, net	61,311	99,190
Provision for income taxes	(170,732)	(144,759)
Loss from equity method investments	(11,997)	(17,239)

Net income	443,687	364,496

Net (income)/loss attributable to non-controlling interests	(30,697)	120

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	412,990	364,616

Net income per share attributable to New Oriental-Basic (note 2)	0.26	0.22
Net income per share attributable to New Oriental-Diluted (note 2)	0.26	0.22
Net income per ADS attributable to New Oriental-Basic (note 2)	2.61	2.24
Net income per ADS attributable to New Oriental-Diluted (note 2)	2.58	2.22

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	557,454	436,924
Share-based compensation expenses	65,755	31,297
Amortization of intangible assets resulting from business acquisitions	4,349	4,329

Non-GAAP operating income	627,558	472,550

Operating margin	13.5%	11.9%
Non-GAAP operating margin	15.2%	12.9%
Net income attributable to New Oriental	412,990	364,616
Share-based compensation expenses	63,084	27,655
(Gain) /Loss from fair value change of investments	(7,651)	9,620
Amortization of intangible assets resulting from business acquisitions	2,696	2,703
Loss from equity method investments	11,997	17,239
Gain on disposals of investments and others	(1,516)	(161)
Tax effects on Non-GAAP adjustments	1,746	(2,684)

Non-GAAP net income attributable to New Oriental	483,346	418,988

Net income per ADS attributable to New Oriental- Basic (note 2)	2.61	2.24
Net income per ADS attributable to New Oriental- Diluted (note 2)	2.58	2.22
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	3.05	2.57
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	3.02	2.55
Weighted average shares used in calculating basic net income per ADS (note 2)	1,584,608,307	1,630,423,658
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,599,858,607	1,640,843,710
Net income per share - basic	0.26	0.22
Net income per share - diluted	0.26	0.22
Non-GAAP net income per share - basic	0.31	0.26
Non-GAAP net income per share - diluted	0.30	0.26

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	666	(1,738)
Selling and marketing	1,918	3,383
General and administrative	63,171	29,652

Total	65,755	31,297

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended February 28
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	508,331	497,470
Net cash used in investing activities	(125,576)	(5,136)
Net cash used in financing activities	(227,433)	(486,494)
Effect of exchange rate changes	64,342	(5,667)

Net change in cash, cash equivalents and restricted cash	219,664	173

Cash, cash equivalents and restricted cash at beginning of period	1,817,133	1,589,104
Cash, cash equivalents and restricted cash at end of period	2,036,797	1,589,277